SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 9, 2010

Press Release dated September 13, 2010

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Roberto Ulissi
Title:	Senior Executive Vice President - Corporate Affairs and Governance

Date: September 30, 2010

Eni Board of Directors

  Approval of 2010 interim dividend: euro 0.50 per share

Rome, September 9, 2010 - At a meeting today, Eni’s Board of Directors resolved the distribution to Shareholders of an interim dividend for the fiscal year 2010 of euro 0.50 per share1 outstanding at the record date as of September 20, 2010 payable from September 23, 2010. The intention to distribute a euro 0.50 interim dividend was announced to the market on July 28, 2010 when the Company published its second quarter results.

Holders of ADRs will receive euro 1.00 per ADR, being each ADR listed on the New York Stock Exchange representative of two Eni shares, payable on September 30, 2010, being September 22, 2010 the record date2.

Eni’s independent auditors have issued their opinion pursuant to Article 2433-bis, paragraph 5, of the Italian Civil Code.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Shareholder freephone: 800940924
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com

_________________________

(1) As a result of the tax reform enacted on January 1, 2004, dividends are not entitled to a tax credit and, depending on the recipient’s fiscal status, either are subject to a withholding tax or are treated in part as taxable income.
(2) On ADR payment date, JPMorgan Chase Bank, N.A. will pay the dividend less the entire amount of a withholding tax under Italian law to all Depository Trust Company Participants, representing payment of Eni SpA’s interim dividend.

San Donato Milanese (Milan), September 13, 2010 - Eni announces that today rating agency Standard & Poor's has confirmed Eni’s 'A+' credit rating and stable outlook.

Moreover, rating agency Moody’s today lowered Eni’s long-term corporate credit rating to 'Aa3' (stable outlook) from 'Aa2' (negative outlook). Moody’s also confirmed the ‘P-1’ short term rating, with stable outlook.

Standard & Poor’s and Moody’s reports are attached.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Shareholder freephone: 800940924
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com

STANDARD & POOR'S

Global Credit Portal
RatingsDirect®

September 13, 2010

Summary:
Eni SpA

Primary Credit Analyst:
Simon Redmond, London (44) 20-7176-3683; simon_redmond@standardandpoors.com

Secondary Contacts:
Karl Nietvelt, Paris (33) 1-4420-6751; karl_nietvelt@standardandpoors.com
Per Karlsson, Stockholm (46) 8-440-5927; per_karlsson@standardandpoors.com

Table Of Contents

Rationale

Outlook

Related Criteria And Research

www.standardandpoors.com/ratingsdirect

Summary:

Eni SpA

Credit Rating: A+/Stable/A-1

Rationale

The ratings on Italian oil and gas major Eni SpA reflect Standard & Poor's Ratings Services' assessment of the company's business risk profile as strong and its financial risk profile as modest. Eni is a government-related entity, 30%-owned by the Republic of Italy (A+/Stable/A-1+), but the ratings on Eni solely reflect its stand-alone credit profile.

Our view of Eni's strong business risk profile stems from its extensive, profitable upstream activities--of which about 30% are located in Organization for Economic Cooperation and Development (OECD) countries--together with diversification provided by relatively stable large European downstream gas and power (G&P) activities. Improved production growth should result from Eni's sustained heavy investment. However, Eni displays a higher and increasing reliance on upstream operations that are partly concentrated on higher-risk, non-OECD countries, such as Kazakhstan and several African countries; and it has shown an appetite for further exposure to similar assets. Other risks include our view of Eni's weak, albeit small, refining, chemicals, and petrochemicals segments.

Eni's modest financial risk profile further underpins the ratings, although we view Eni's debt levels as both persistently high for the ratings and higher than those of most other Western oil and gas majors. We also regard Eni's negative discretionary cash flow after capital expenditures (capex) and dividends as a relative weakness.

Key business and profitability developments

Eni's reported recurring operating profit for the first half of 2010 rebounded 34.2% after the drop experienced in the first half of 2009. The increase was seen across the group, except in G&P. Exploration and production (E&P) growth was strongest on the back of higher price realizations, although production was only up by 1%. G&P saw ongoing, broad-based, competitive pressures in Italy with sales declining by 18.9%, leaving company-adjusted G&P operating profit down 7.6%. In our opinion, litigation risks remain as a result of ongoing environmental litigation related to Syndial SpA's chemical sites. Notable among the claims for potential environmental compensation mentioned in Eni's reports are claims for €1.8 billion and €2.7 billion.

Key cash flow and capital-structure developments

In the first half of 2010, higher realized oil prices enabled stronger reported operating cash flow of €9.1 billion. This was more than sufficient to cover capex of €7.1 billion in the period, unlike the situations in the second half and full year of 2009. It did not, however, cover dividends of €2.2 billion in the first half of 2010. We anticipate that capex will remain at similar levels in the coming quarters. Eni has indicated investment of about €14 billion in 2010, a little more than in 2009, and a €4 billion increase over 2010-2013 compared with 2009-2012, largely due to greater E&P development.

We see the potential for a further rise in debt by year-end 2010, even with oil prices modestly above our near-term credit assumption of $70 per barrel. The magnitude of this rise will be a function of second-half 2010 free cash generation, including working capital movements, and net disposals after further third-quarter dividend payments ofabout €2 billion.

Eni's net reported financial debt stepped up to €23.0 billion at year-end 2009, from €18.4 billion a year earlier. On June 30, 2010, this debt measure was €23.3 billion, or €33.5 billion on a Standard & Poor's fully adjusted basis. Eni's fully adjusted funds from operations (FFO) to debt improved to 44.6% for the past 12 months to end-June, from 36.2% at year-end 2009 (versus 68.6% in 2008) on the back of stronger cash flow. Under our credit assumptions we anticipate that this ratio will weaken by year-end 2010, before strengthening toward the 50% level that we consider more consistent with the ratings by year-end 2012, as new and more profitable production starts.

Short-term credit factors

The 'A-1' short-term credit rating reflects our view of Eni's liquidity as adequate. Eni had short-term debt of about €6.8 billion as of June 30, 2010, comprising €4.3 billion of combined commercial paper and short maturity loans and €2.5 billion of long-term debt falling due in the next 12 months. Eni maintained significant undrawn short- and long-term committed credit lines of about €5.75 billion on June 30, 2010. We believe that a highly rated company such as Eni will continue to enjoy strong bank support and access to markets.

In the first half of 2010, free operating cash flow after capital investment was about €2.0 billion, although this was insufficient to cover dividends in the period of €2.2 billion. Eni reported about €1.7 billion cash and short-term investments on June 30, 2010, but we treat this as being largely tied to operations (including those to offset large contract advance payments received by oil services subsidiary Saipem S.p.A.).

Outlook

The stable outlook on Eni reflects our view that the presently weak financial metrics for the rating level will gradually improve in the coming years. Our guidance for the ratings, factoring in the business mix, includes FFO to fully adjusted debt of about 50% under our $65 per barrel long-term (2012) oil price scenario. We recognize that some debt reduction and material upstream growth will likely be needed by 2012 to deliver this ratio.

The ratings could come under pressure if we were to believe that Eni's credit metrics were unlikely to improve to the aforementioned levels, or that its cash flow was unlikely to cover dividends more comfortably in the coming years, compared with 2009. A weaker-than-we-expected recovery in operating profit, materially more negative cash flow, or additional financial commitments--such as debt-financed acquisitions--could also result in a negative rating action.

Ratings upside appears unlikely at this stage, as we have somewhat lowered our assessment of Eni's business risk profile, notably as a result of its material emerging market upstream exposure. A higher rating would also require Eni's financial debt and dividend policies to become more credit-supportive.

A differential of more than two notches between our rating on the Republic of Italy and that on Eni could also lead to a rating action on Eni.

Related Criteria And Research

- Italian Oil And Gas Major Eni Ratings Lowered To 'A+/A-1' On Increased Debt Burden; Outlook Stable May 19, 2010
- Standard & Poor's Changes Short-Term Oil And Gas Pricing Assumptions And Maintains Long-Term Pricing Decks, April 28, 2010
- Various Rating Actions On European Oil And Gas Majors As Free Cash Flows Remain Under Pressure; Teleconf Sept. 4, Sept. 3, 2009
- Enhanced Methodology And Assumptions For Rating Government-Related Entities, June 29, 2009
- Criteria Methodology: Business Risk/Financial Risk Matrix Expanded, May 27, 2009

Additional Contact:
Industrial Ratings Europe; CorporateFinanceEurope@standardandpoors.com

Additional Contact:
Industrial Ratings Europe; CorporateFinanceEurope@standardandpoors.com

Copyright © 2010 by Standard & Poor's Financial ,Services LLC (S&P), a subsidiary of The McGraw-Hill Companies,

No content (including ratings, credit-related analyses and data, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of S&P. The Content shall not be used for any unlawful or unauthorized purposes. S&P, its affiliates, and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions, regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an "as is" basis. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, FREEDOM FROM BUGS, SOFTWARE ERRORS OR DEFECTS, THAT THE CONTENT'S FUNCTIONING WILL BE UNINTERRUPTED OR THAT THE CONTENT WILL OPERATE WITH ANY SOFTWARE OR HARDWARE CONFIGURATION. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs) in connection with any use of the Content even if advised of the possibility of such damages.

Credit-related analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P's opinions and analyses do not address the suitability of any security. S&P does not act as a fiduciary or an investment advisor. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain credit-related analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third-party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

MOODY'S
INVESTORS SERVICE

Rating Action: Moody's cuts Eni's long-term rating to Aa3; outlook stable

Global Credit Research - 13 Sep 2010

Approximately EUR11.9 billion of long-term debt securities affected

London, 13 September 2010 -- Moody's Investors Service has today lowered the long-term senior unsecured ratings of Eni S.p.A. (Eni) and its guaranteed subsidiaries to Aa3 from Aa2 and the senior unsecured rating of Eni USA Inc. to A1 from Aa3. Moody's also affirmed the P-1 short-term ratings. The outlook for all ratings is stable.

RATINGS RATIONALE

Eni qualifies as a Government-Related Issuer (GRI) under Moody's methodology for such entities, given its 30.3% direct and indirect ownership by the Italian state. This methodology formally disaggregates the rating of a GRI into four components: (i) the GRI's Baseline Credit Assessment (BCA), (ii) the credit risk of the supporting government, (iii) the default dependence between the GRI and the government, and (iv) the likelihood of government support for the GRI. In this context, the rating action reflects the downgrade of the BCA to 5 (equivalent to a high single A rating) from 4 (equivalent to a low Aa rating) -- the BCA being measured on a scale of 1 to 21, whereby 1 exhibits minimal credit risk. The GRI factors relating to government support, default dependence and Italy's credit risk remain unchanged.

The downgrade reflects Moody's expectation that the deleveraging process initiated by Eni management and the recovery in the group's credit metrics will be gradual and unlikely to restore sufficient headroom to help underpin its BCA within the Aa range.

The marked step-up in investments initiated by Eni in 2007-08 in order to sustain its growth strategy by giving a fillip to its hydrocarbon reserve base and production profile and further enhancing the reach of its pan-European gas supply activities, was followed in 2009 by a sharp deterioration in the group's financial performance in line with the sector. This reflected the challenging operating environment arising from the global economic recession, which led to lower hydrocarbon realizations, declining consumption impacting the European gas sector in parallel with intensifying competition in the Italian domestic market, and pressures on refining margins resulting from weaker product demand and a narrowing of the heavy-light crude spread. As a result, Eni has in the past three years had sizeable funding requirements, which led to a significant increase in its indebtedness and weakening in its credit ratios.

While the recovery in oil and gas prices that has extended over the past eighteen months has translated into some material improvement in operating profitability and cash flow generation in recent quarters, Moody's believes that Eni's free cash flow generation is likely to remain constrained in the short to intermediate term despite expectations that capital expenditure will have peaked in 2010. In turn, the recovery in the group's credit metrics is expected to be gradual and towards levels more supportive of a BCA of 5 on a sustainable basis.

However, Moody's also acknowledges Eni management's prudent financial framework as evidenced by the adjustment to the company's dividend implemented in the second half of 2009 and its commitment to bring back balance sheet leverage below 40%. To help achieve this target, it has undertaken a programme of asset disposals expected to raise proceeds of around EUR3 billion, which includes the sale of stakes in three international pipelines offered to satisfy EU antitrust authorities.

While Moody's notes Eni's significant reliance on the continuing availability of short-term (evergreen) and/or uncommitted lines in addition to medium and long-term committed lines translating into a weaker liquidity profile, we do acknowledge the group's favoured access to the capital markets (underpinned by its unique position within the Italian corporate sector) at the current rating level.

Moody's stable outlook reflects expectations that Eni's future operating profitability and cash flow generation will continue to be underpinned by the successful execution of its key upstream projects that enjoy favourable break-even and its leading positions in the European gas supply markets despite recent pressures. Combined with the maintenance of conservative financial policies, this should provide Eni with the flexibility to pursue its growth strategy while keeping credit metrics throughout the cycle commensurate with a BCA positioned at the high end of the A range, including Gross Debt to Total Capital in the mid-thirties and Retained Cash Flow to Net Debt ratio close to 40% through the cycle.

Although unlikely at this time, some permanent material balance sheet deleveraging evidenced by Gross Debt to Total Capital of around 30% and Retained Cash Flow to Net Debt sustainably in the mid to high 40s through the cycle (both ratios on a fully adjusted basis) in conjunction with the successful execution of Eni's key upstream projects, a robust performance from its Gas & Power business and a balanced country risk exposure could support an improvement of the group's baseline credit assessment in addition to more robust liquidity management practices.

Conversely, Eni's baseline credit assessment and final rating could be lowered should the group fail to demonstrate its ability to reduce leverage and sustain credit metrics in line with its current BCA, including Gross Debt to Total Capital in the mid-thirties and Retained Cash Flow to Net Debt ratio close to 40% through the cycle. Eni's final rating could also be adjusted downward as a result of a downgrade of Italy's sovereign rating.

Moody's previous rating action on Eni was the revision of the outlook to negative from stable on 29 May 2009.

The principal methodologies used in rating Eni S.p.A. (ENI) and its guaranteed subsidiaries were Global Integrated Oil & Gas Industry published in November 2009, and Government-Related Issuers: Methodology Update published in July 2010. Other methodologies and factors that may have been considered in the process of rating this issuer can also be found on Moody's website.

Eni, headquartered in Rome, Italy, is one of the largest diversified oil & gas companies in the world with total proved hydrocarbons reserves of 6.4 billion barrels of oil equivalent, production of around 1.7 million barrels of oil equivalent per day, and operations in over 70 countries.

REGULATORY DISCLOSURES

Information sources used to prepare the credit rating are the following: parties involved in the ratings, parties not involved in the ratings, public information, confidential and proprietary Moody's Investors Service's information, confidential and proprietary Moody's Analytics' information.

Moody's Investors Service considers the quality of information available on the issuer or obligation satisfactory for the purposes of maintaining a credit rating.

The rating has been disclosed to the rated entity or its designated agents and issued with no amendment resulting from that disclosure.

Moody's Investors Service may have provided Ancillary or Other Permissible Service(s) to the rated entity or its related third parties within the three years preceding the Credit Rating Action. Please see the ratings disclosure page www.moodys.com/disclosures on our website for further information.

MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

Please see ratings tab on the issuer/entity page on Moodys.com for the last rating action and the rating history.

The date on which some Credit Ratings were first released goes back to a time before Moody's Investors Service's Credit Ratings were fully digitized and accurate data may not be available. Consequently, Moody's Investors Service provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com for further information.

Please see the Credit Policy page on Moodys.com for the methodologies used in determining ratings, further information on the meaning of each rating category and the definition of default and recovery.

London
Francois Lauras
VP - Senior Credit Officer
Corporate Finance Group
Moody's Investors Service Ltd.
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

London
David G. Staples
MD - Corporate Finance
Corporate Finance Group
Moody's Investors Service Ltd.
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

Moody's Investors Service Ltd.
One Canada Square
Canary Wharf
London E14 5FA
United Kingdom

Moody's
INVESTORS SERVICE

© 2010 Moody's Investors Service, Inc. and/or its licensors and affiliates (collectively, "MOODY'S"). All rights reserved.

CREDIT RATINGS ARE MOODY'S INVESTORS SERVICE, INC.'S ("MIS") CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MIS DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. CREDIT RATINGS DO NOT CONSTITUTE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS ARE NOT RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. CREDIT RATINGS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MIS ISSUES ITS CREDIT RATINGS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources Moody's considers to be reliable, including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Under no circumstances shall MOODY'S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY'S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY'S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The ratings, financial reporting analysis, projections, and other observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Each user of the information contained herein must make its own study and evaluation of each security it may consider purchasing, holding or selling. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

MIS, a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MIS have, prior to assignment of any rating, agreed to pay to MIS for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Shareholder Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

Any publication into Australia of this document is by MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 61 003 399 657, which holds Australian Financial Services License no. 336969. This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as a representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001.